Exhibit 99.2

Press Release

NOTICE TO WAVECOM SHAREHOLDERS: ADJOURNMENT OF THE DECEMBER 8, 2008 COMBINED SHAREHOLDERS’ MEETING

Issy-les-Moulineaux (France) – December 2, 2008.

Following today’s filing with the AMF by Sierra Wireless of an all-cash tender offer for all of Wavecom’s shares and OCEANEs, the Board of Directors of Wavecom has announced its decision to adjourn the combined ordinary and extraordinary general shareholders’ meeting convened for December 8, 2008. The notice calling the shareholders’ meeting appeared in the Bulletin des annonces légales obligatoires (the “BALO”) No. 141 on November 21, 2008.

A notice announcing the adjournment of the combined shareholders’ meeting convened for December 8, 2008 will be published in the BALO on December 5, 2008. This notice will be available on the websites of the BALO (www.journal-officiel.gouv.fr/balo/index.php) and of Wavecom (www.wavecom.com).

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com	Contact Brunswick Andrew Dewar Jérôme Biscay Tel: +33 (0) 153 96 83 83 e-mail: wavecom@brunswickgroup.com

Wavecom shareholders and employees are urged to read Wavecom’s Note en réponse when it is filed with the Autorité des Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as they will contain important information regarding the Sierra Wireless Offer. The Note en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.